UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 24

to

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

Capital City Bank Group, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

13974105
(CUSIP Number)

J. Kimbrough Davis P.O. Box 11248 Tallahassee, Florida 32302-3248 (850) 402-7820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 23, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 13974105	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William Godfrey Smith, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
Not applicable.
6.	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
2,360,454
	8.	Shared Voting Power
607,250.313
	9.	Sole Dispositive Power
2,360,454
	10.	Shared Dispositive Power
607,250.313
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,967,704.313
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒
13.	Percent of Class Represented by Amount in Row (11)
17.4%
14.	Type of Reporting Person
IN

CUSIP No. 13974105	Page 3 of 5 Pages

AMENDMENT NO. 24 TO SCHEDULE 13D

This Amendment No. 24 amends and supplements the Statement on Schedule 13D and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information included.

Item 4. Purpose of Transaction

On March 23, 2018, the Reporting Person transferred his 50% interest in 2S Partnership for no consideration to SSX2, LLC (“SSX2”), and SSX2 became a 50% partner in the 2S Partnership. The Reporting Person then transferred by bona fide gift a 99% non-voting interest in SSX2 to the J&W Trust. The Reporting Person individually owns a 1% voting interest in SSX2, LLC and is a co-trustee of the J&W Trust. On March 27, 2018, 2S Partnership distributed 524,666.5 shares of CCBG Common Stock to the Estate of Robert H. Smith (the “Estate”) in exchange for the Estate’s 50% ownership interest in 2S Partnership. In connection with the distribution to the Estate, 2S Partnership was dissolved by operation of law and the remaining shares held by it were distributed to SSX2.

The Reporting Person, may, in his capacity as an executive officer of the Issuer, have plans or proposals relating to items (a) through (j) of Item 4 on Schedule 13D and to, such extent, he declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer. In addition, the Reporting Person may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Person in light of market conditions or other factors.

Item 5. Interest in Securities of the Issuer

(a)

	Number of Shares	Percentage Ownership**
William G. Smith Jr.	2,355,395.00	13.8%
Capital City Bank as Custodian for William G. Smith Jr., IRA	5,059.00	*
WGS Trust	1,828.00	*
WHS Trust	80,728.00	*
J&W Trust	519,447.37	3.0%
SSX2	5,246.943	*
	2,967,704.31	17.4%

Paula P. Smith (wife)	55,666.00	*
Capital City Bank as Custodian for Paula P. Smith, IRA	4,754.00	*
	60,420.00	*

* Less than 1%.

** Based on 17,044,066 shares of CCBG Common Stock outstanding as of March 31, 2018.

Under the definition of “beneficial ownership” in Section 13d-3of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 60,420 shares of CCBG Common Stock held by his wife Paula P. Smith, and Capital City Bank as Custodian for the Paula P. Smith, IRA. Neither the filing of this statement no any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of such shares.

CUSIP No. 13974105	Page 4 of 5 Pages

(b)	The Reporting Person has the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, with respect to 2,360,454 shares of Common Stock referenced in paragraph (a) of this Item 5 consisting of (a) 2,355,395 shares held directly, and (b) 5,059 shares held by Capital City Bank as custodian for the William G. Smith, Jr., IRA.

The Reporting Person shares voting and investment power with respect to 607,250.313 shares of CCBG Common Stock, consisting of (w) 1,828 shares in the WGS Trust, (x) 80,728 shares in the WHS Trust, (y) 519,447.37 shares in the J&W Trust through a 99% ownership of SSX2, LLC, and (z) 5,246.943 shares through his individual 1% ownership interest in SSX2, LLC.

The Reporting Person has no voting or investment power with respect to the 60,420 shares of CCBG Common Stock held by his wife, Paula P. Smith, and by Capital City Bank as Custodian for the Paula P. Smith, IRA. Pursuant to Rule 13d-4 promulgated under the Act, the Reporting Person disclaims beneficial ownership of such shares.
(c)	None.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the SSX2, LLC Operating Agreement, effective August 3, 2017 between William G. Smith, Jr. as Member and Manager, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to transfer of voting of any other securities, finder’s fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 13974105	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018

/s/ William G. Smith, Jr.
William G. Smith, Jr.